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                     [BrandPartners Group, Inc. Letterhead]




                                             April 24, 2002

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C.  20549

               Re:     BRANDPARTNERS GROUP, INC.
                       FILE NO.  333-86510
                       ACCESSION NUMBER: 0000950123-02-003919
                       FILING DATE: APRIL 18, 2002
                       ---------------------------

Dear Sir/Madam:

               Reference is hereby made to the Registration Statement on Form S-3 referred to above filed by the Registrant with the Securities and Exchange Commission on April 18, 2002. The Registrant hereby amends the facing page of such Registration Statement to include the following provision:


         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said section 8(a), may determine.

                                    Sincerely,


                                    /s/   JEFFREY S. SILVERMAN
                                    ----------------------------------------
                                          Jeffrey S. Silverman for and on
                                          behalf of BrandPartners Group, Inc.